RELEASE OF RELEASED GUARANTORS’ GUARANTEES OF COMPANY’S 8⅝% SENIOR NOTES DUE 2011

RELEASE OF RELEASED GUARANTORS (this “Release”), dated as of April 10, 2008, by and among Catalyst Paper Corporation, formerly Norske Skog Canada Limited, a Canadian corporation (the “Company”), and Wells Fargo Bank, National Association, as Trustee under the Indenture (the “Trustee”).

W I T N E S S E T H:

WHEREAS, the Company has heretofore executed and delivered to the Trustee an Indenture, dated as of May 15, 2003, as supplemented and amended by the First Supplemental Indenture, dated as of December 1, 2003, and the Second Supplemental Indenture, dated as of July 14, 2006, by and among the Company, the guarantors named therein (the “Guarantors”) and the Trustee (the “Indenture”), relating to the Company’s 8⅝% Senior Notes due 2011 (the “Notes”);

WHEREAS, the Company has complied with its obligations under clause (ii) of Section 10.05 of the Indenture with respect to Catalyst Paper Japan Ltd., a company organized under the laws of Japan and Pacifica Paper Sales Ltd., a Canadian corporation (together with Catalyst Paper Japan Ltd., the “Released Guarantors”) transferring all of their assets to the Company in connection with their dissolution;

WHEREAS, pursuant to Section 10.05 of the Indenture, a Guarantor will be released from all of its obligations under its Guarantee (as such term is defined in the Indenture) under the circumstances described in the immediately preceding recital;

WHEREAS, pursuant to the last sentence of Section 10.05 of the Indenture, the Company requests and the Trustee is authorized to execute and deliver this Release evidencing such release pursuant to Section 10.05 of the Indenture.

NOW THEREFORE, in consideration of the foregoing and for good and valuable consideration, the receipt of which is hereby acknowledged, the Company, the Released Guarantors and the Trustee mutually covenant and agree as follows:

SECTION 1. Capitalized Terms. Capitalized terms used herein but not defined shall have the meanings assigned to them in the Indenture.

SECTION 2. Released Guarantors. Each of the Released Guarantors is hereby irrevocably released and discharged from its obligations under Article 10 of the Indenture, any Guarantee to which it may be party or any obligations with respect to the Notes.

SECTION 3. Ratification of Indenture; Release Part of Indenture. Except as expressly modified hereby, the Indenture is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect.  This Release shall form a part of the Indenture for all purposes, shall inure to the benefit of the Company, each of the Released Guarantors, the Trustee and every Noteholder heretofore or hereafter authenticated and the Company, each of the Released Guarantors, the Trustee and every Noteholder heretofore or hereafter authenticated and delivered shall be bound hereby.

SECTION 4. Governing Law. This release shall be governed by, and construed in accordance with, the laws of the State of New York.

SECTION 5. Trustee Makes No Representation. The Trustee makes no representation as to the accuracy or correctness of the recitals of this Release.

SECTION 6. Counterparts. The parties may sign any number of copies of this Release.  Each signed copy shall be an original, but all of them together represent the same agreement.

SECTION 7. Effect of Headings. The Section headings herein are for convenience only and shall not effect the construction of this Release.

[Remainder of Page Left Intentionally Blank]

IN WITNESS WHEREOF, the parties have caused this Release to be duly executed as of this 10th day of April 2008.

THE COMPANY:	CATALYST PAPER CORPORATION, a Canadian Corporation
By:_____ “Valerie Seager” ____________ Name: Valerie Seager Title: Vice President and General Counsel
THE TRUSTEE:	WELLS FARGO BANK, National Association, as Trustee
By:____”Joseph P. O’Donnell”___ Name: Joseph P. O’Donnell Title:

[Signature Page to Release of Released Guarantors’ Guarantees of Company’s 8⅝% Senior Notes due 2011]